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                                                                     Exhibit 21


         21 Subsidiaries of the Registrant.

Each of Titan EMS, Inc. and Titan PCB East, Inc. is a Delaware corporation and a wholly-owned subsidiary of Ventures-National Incorporated. Titan PCB East Realty LLC is a Delaware limited liability company and wholly owned subsidiary of the Ventures-National Incorporated.